Filed by American Municipal Income Portfolio Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

American Municipal Income Portfolio Inc.

Commission File No. 811-07678

News Release

FOR IMMEDIATE RELEASE	CONTACT:	Investor Services
U.S. Bancorp Asset Management, Inc.
800 Nicollet Mall
Minneapolis, MN 55402
800.677.3863

American Municipal Income Portfolio Inc.

Announces Initial Results of Fund Annual Shareholder

Meeting and Adjournment of Fund Special Shareholder

Meeting

MINNEAPOLIS – August 15, 2014 – American Municipal Income Portfolio Inc. (NYSE: XAA) (the “Fund”) announced that, at the Fund’s Annual Meeting of Shareholders held today, shareholders elected the Fund’s current Directors.

The Fund adjourned its Special Meeting of Shareholders with respect to all proposals presented at the meeting, including proposals to merge the Fund into Nuveen Investment Quality Municipal Fund, Inc. (NYSE: NQM), a closed-end fund managed by Nuveen Fund Advisors, LLC and sub-advised by Nuveen Asset Management, LLC, both current sub-advisors of the Fund, and to approve certain sub-advisory agreements in connection with the previously announced acquisition of Nuveen Investments, Inc. by TIAA-CREF. The meeting was adjourned with respect to all proposals prior to taking any action as the Fund had not yet received the required votes to take action on the proposals. The meeting has been adjourned in order to permit the Fund to continue to solicit shareholder votes and will be reconvened at 2:15 p.m., Central time, on Monday, September 15, 2014, at the offices of U.S. Bancorp Asset Management, Inc., 3rd Floor—Training Room A, 800 Nicollet Mall, Minneapolis, MN 55402.

For more information about the Fund, visit www.firstamericanfunds.com or call 800.677.3863.

Minneapolis-based U.S. Bancorp Asset Management, Inc. serves as investment advisor to the First American Closed-End Funds. A subsidiary of U.S. Bank National Association, U.S. Bancorp Asset Management focuses on providing investment management services to institutional clients, including corporations, public entities and nonprofits. It has combined assets under management of more than $52 billion as of July 31, 2014. First American Closed-End Funds are subadvised by Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC.

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Investment products, including shares of closed-end funds, are not obligations of, or guaranteed by, any bank, including U.S. Bank or any U.S. Bancorp affiliate, nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. An investment in such products involves investment risk, including possible loss of principal.

Please remember, you could lose money with this investment. Neither safety of principal nor stability of income is guaranteed. Past performance does not guarantee future results.

U.S. Bank National Association is a separate entity and wholly owned subsidiary of U.S. Bancorp, the fifth-largest commercial bank in the United States, and provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses and institutions. Visit U.S. Bancorp on the web at www.usbank.com.

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